Exhibit 99.1
December 7, 2021
Ferguson plc reports results for the first quarter

CORE STRENGTHS DRIVE STRONG PERFORMANCE

US$ (In millions, except per share amounts)	Q1 2022		Q1 2021		Change
	Reported[1]	Adjusted[2]	Reported[1]	Adjusted[2]	Reported	Adjusted
Net sales	6,803	6,803	5,372	5,372	+26.6%	+26.6%
Gross margin	31.3%	31.3%	29.6%	29.6%	+1.7%	+1.7%
Operating profit	739	767	450	484	+64.2%	+58.5%
Operating margin	10.9%	11.3%	8.4%	9.0%	+2.5%	+2.3%
Earnings per share - diluted	2.40	2.50	1.40	1.52	+71.4%	+64.5%
Adjusted EBITDA		814		524		+55.3%
Net debt[2] : Adjusted EBITDA		0.6x		0.5x
First quarter highlights
-         Supportive end markets and continued market share gains drove substantial sales growth.
-         Price inflation increased to low teens in the quarter.
-     Ability to manage price inflation along with good cost control generated particularly strong profit growth.
-         Completed four acquisitions since the start of the fiscal year with annualized revenues of $125 million.
-         Completed $97 million of the $1 billion share buy back program.
Kevin Murphy, Group Chief Executive, commented:
“Our associates have continued to drive strong market share gains while navigating industry supply chain pressures, delivering particularly strong profit growth. We are pleased with earnings growth that significantly outpaced revenue growth to generate strong operating leverage, demonstrating the agility of our business model. Our balance sheet remains strong as we continue to invest in inventory availability to service our customers and return capital to shareholders through the ongoing share buy back program.
“Since the start of the second quarter, Ferguson has generated revenue growth similar to that of Q1 2022. We continue to expect a tapering of growth in the second half on tougher prior year comparatives and we remain mindful that the recent tailwinds from inflation on gross margins will likely moderate, although the timing and extent remain uncertain. Given the strong momentum in the business and the agility of our business model, our full year expectations have increased.”

1 The results are presented in accordance with U.S. GAAP on a continuing operations basis.
2 Ferguson plc (the “Company”) uses certain non-GAAP measures, which are not defined or specified under U.S. GAAP, to provide additional helpful information. These measures are not considered a substitute for U.S. GAAP and are consistent with how business performance is planned, reported and assessed internally by management and the Board. See the section titled “Non-GAAP Information and Reconciliations.”

Summary of financial results

Net sales of $6,803 million were 26.6% ahead of last year, 24.5% higher on an organic basis with 1.8% from acquisitions and a further 0.3% from the impact of foreign exchange. Inflation in the first quarter was in the low teens.

Gross margins of 31.3% were 170 basis points ahead of last year driven primarily by our ability to service customers while managing price inflation, enabled by the hard work of our sales associates and the strength of our supply chain. Operating expenses continued to be well controlled as we focused on productivity and efficiencies while investing in our talented associates, supply chain capabilities and technology program.

Reported operating profit was $739 million (adjusted operating profit: $767 million), 64.2% ahead of last year (adjusted operating profit growth: 58.5%) as strong revenue, gross margin expansion and good cost control led to strong operating leverage.

Earnings per share on a diluted basis was $2.40 (adjusted earnings per share – diluted: $2.50), an increase of 71.4% (adjusted earnings per share – diluted growth: 64.5%) with the increase due to the strength of the profit performance in the period and the lower share count arising from share buy back programs.

USA

The US business grew net sales by 27.1% which comprised 25.2% organic growth and a further 1.9% from acquisitions. Price inflation was in the low teens during the quarter.

Residential end markets, which comprise just over half of our US revenue, remained robust in the first quarter. New residential housing starts and permits continued to grow in the quarter, as did residential repair, maintenance and improvement (“RMI”) which performed strongly. Overall, Ferguson’s residential revenue grew by approximately 24% in the first quarter.

Non-residential end markets saw strong growth as increased demand lapped weaker comparators. Our non-residential revenue grew by approximately 31% in the first quarter with leading non-residential economic indicators strengthening in recent months.

Adjusted operating profit was strong at $752 million, $280 million ahead of last year, driven by excellent revenue growth, expansion in gross margins and strong operating leverage.

We completed two acquisitions during the quarter, Sunstate Meter & Supply, a waterworks meter distributor serving the Florida municipal market, and Meyer Appliance, a high-end appliance showroom serving consumers, builders and designers in the San Francisco Bay Area. Subsequent to the quarter end, we acquired Safe Step California, an independent dealer licensed to sell and install our Safe Step products in California and Nevada, and RP Lighting & Fans, an own brand distributor based in Albuquerque, New Mexico.

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Canada

Net sales grew by 19.6% with inflation of high single digits. Organic revenue grew by 13.9% with a further 5.7% of growth due to the impact of foreign exchange rates. Residential end markets saw good growth and non-residential markets returned to growth. Adjusted operating profit of $34 million grew by 47.8%, significantly outpacing revenue growth as a result of good operating leverage.

Financial position and corporate updates

Net debt at October 31, 2021 was $1,442 million and during the quarter we completed $97 million of the $1 billion share buy back announced on September 28, 2021. Since the end of the quarter, we have purchased a further $126 million of the buy back program through December 3, 2021.

Following shareholder approval at the Annual General Meeting, the final dividend of 166.5 cents per share, amounting to approximately $368 million, will be paid to shareholders on December 10, 2021.

The shareholder vote on U.S. primary listing remains on track for Spring 2022.

There have been no other significant changes to the financial position of the Company.

Outlook
Since the start of the second quarter, Ferguson has generated revenue growth similar to that of Q1 2022. We continue to expect a tapering of growth in the second half on tougher prior year comparatives and we remain mindful that the recent tailwinds from inflation on gross margins will likely moderate, although the timing and extent remain uncertain. Given the strong momentum in the business and the agility of our business model, our full year expectations have increased.
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For further information please contact

Ferguson plc
Brian Lantz, Vice President IR and Communications	Mobile:	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	Mobile:	+1 757 603 0111

Media enquiries
Mike Ward, Head of Corporate Communications	Mobile:	+44 (0) 7894 417060
Nina Coad, David Litterick (Brunswick)	Tel:	+44 (0) 20 7404 5959
Jonathan Doorley (Brunswick)	Tel:	+1 917 459 0419
Investor conference call and webcast

A call with Kevin Murphy, Group Chief Executive and Bill Brundage, Group Chief Financial Officer will commence at 1200 UK time (0700 ET) today. The call will be recorded and available on our website after the event at www.fergusonplc.com.

Dial in number UK: +44 (0) 20 3936 2999
US: +1 646 664 1960

Ask for the Ferguson call quoting 002159. To access the call via your laptop, tablet or mobile device please click here. If you have technical difficulties, please click the “Listen by Phone” button on the webcast player and dial the number provided.

Ferguson is a leading value-added distributor in North America, providing products, expertise and solutions to make customers' projects better. From underground infrastructure to plumbing, appliances, lighting, HVAC, commercial mechanical and more, Ferguson simplifies the life of the project. Revenue for the year ended July 31, 2021, was $22.8 billion. Ferguson plc is listed on the London Stock Exchange (LSE: FERG) and the New York Stock Exchange (NYSE: FERG) and the company is in the FTSE 100 index of listed companies. For more information, please visit www.fergusonplc.com or follow us on Twitter https://twitter.com/Ferguson_plc.

Analyst resources

For further information on quarterly financial breakdowns, visit www.fergusonplc.com on the Investors & Media page under Analyst Consensus and Resources.
Provisional financial calendar

Virtual Investor Day	January 13, 2022
H1 Results for period ending January 31, 2022	March 15, 2022

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Legal disclaimer
Certain information included in this announcement is forward-looking, including within the meaning of the United States Private Securities Litigation Reform Act of 1995, and involves risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements cover all matters which are not historical facts and include, without limitation, statements or guidance regarding or relating to our future financial position, results of operations and growth, projected interest in and ownership of our shares by domestic US investors, plans and objectives for future capabilities, risks associated with changes in global and regional economic, market and political conditions, ability to manage supply chain challenges, ability to manage the impact of product price fluctuations, our financial condition and liquidity, and other statements concerning the success of our business and strategies.
Forward-looking statements can be identified by the use of forward-looking terminology, including terms such as "believes", "estimates", "anticipates", "expects", "forecasts", "intends", “continues,” "plans", "projects", "goal", "target", "aim", "may", "will", "would", "could" or "should" or, in each case, their negative or other variations or comparable terminology and other similar references to future periods. Forward-looking statements speak only as of the date on which they are made. They are not assurances of future performance and are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Therefore, you should not place undue reliance on any of these forward-looking statements. Although we believe that the forward-looking statements contained in this announcement are based on reasonable assumptions, you should be aware that many factors could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to: weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate, and other factors beyond our control; adverse impacts caused by the COVID-19 pandemic (or related variants) or by any current or future vaccination and/or testing mandates such as the emergency temporary standard issued by the U.S. Department of Labor’s Occupational Safety and Health Administration; decreased demand for our products as a result of operating in highly competitive industries and the impact of declines in the residential and non-residential RMI markets as well as the new construction market; failure to rapidly identify or effectively respond to consumer wants, expectations or trends; failure of a key information technology system or process as well as exposure to fraud or theft resulting from payment-related risks; unsuccessful execution of our operational strategies; failure to attract, retain and motivate key associates; ineffectiveness of or disruption in our international supply chain or our fulfillment network, including delays in inventory, increased delivery costs or lack of availability; fluctuations in foreign currency and fluctuating product prices (inflation / deflation); inherent risks associated with acquisitions, partnerships, joint ventures and other business combinations, dispositions or strategic transactions; regulatory, product liability and reputational risks and the failure to achieve and maintain a high level of product quality as a result of our suppliers’ or manufacturers’ mistakes or inefficiencies; legal proceedings as well as failure to comply with domestic and foreign laws and regulations or the occurrence of unforeseen developments such as litigation; changes in, interpretations of, or compliance with tax laws in the United States, the United Kingdom, Switzerland or Canada; privacy and protection of sensitive data failures, including failures due to data corruption, cybersecurity incidents or network security breaches; exposure of associates, contractors, customers, suppliers and other individuals to health and safety risks; funding risks related to

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our defined benefit pension plans; inability to renew leases on favorable terms or at all as well as any obligation under the applicable lease; failure to effectively manage and protect our facilities and inventory; our indebtedness and changes in our credit ratings and outlook; risks associated with our intention to relocate our primary listing to the United States and any volatility in our share price and shareholder base in connection therewith; and other risks and uncertainties set forth in our Annual Report and Accounts 2021 under the heading “Principal risks and their management,” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on September 28, 2021 under the heading "Risk Factors," and in other filings we make with the SEC in the future.
Additionally, forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Other than in accordance with our legal or regulatory obligations we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Ferguson plc
Condensed Consolidated Statements of Earnings
(unaudited)

(In millions, except per share amounts)	Three months ended October 31,
	2021	2020[1]
Net sales	$6,803	$5,372
Cost of sales	(4,676)	(3,780)
Gross profit	2,127	1,592
Selling, general and administrative expenses	(1,314)	(1,074)
Depreciation and amortization	(74)	(68)
Operating profit	739	450
Interest expense, net	(28)	(28)
Income before income tax	711	422
Provision for income taxes	(176)	(106)
Income from continuing operations	535	316
Income from discontinued operations (net of tax)	25	19
Net income	$560	$335

Earnings per share - Basic:
Continuing operations	$2.42	$1.41
Discontinued operations	0.11	0.09
Total	$2.53	$1.50

Earnings per share - Diluted:
Continuing operations	$2.40	$1.40
Discontinued operations	0.11	0.09
Total	$2.51	$1.49

Weighted average number of shares outstanding:
Basic	221.4	223.6
Diluted	222.7	225.6
1 The Company disposed of its UK operations on January 29, 2021. As such, the UK results have been reclassified to discontinued operations in the prior year comparative results.

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Ferguson plc
Condensed Consolidated Balance Sheet
(unaudited)

(In millions)	October 31, 2021	July 31, 2021
Assets
Cash and cash equivalents[1]	$2,166	$1,335
Accounts receivable, net	3,066	2,786
Inventories	3,660	3,273
Prepaid and other current assets	777	707
Assets held for sale	3	3
Total current assets	9,672	8,104
Property, plant and equipment, net	1,302	1,305
Right-of-use assets, operating leases	1,116	1,102
Goodwill	1,883	1,828
Other non-current assets	1,341	1,361
Total assets	$15,314	$13,700
Liabilities and shareholders' equity
Accounts payable	$3,213	$3,030
Other current liabilities[1]	3,192	1,683
Total current liabilities	6,405	4,713
Long-term debt	2,271	2,528
Long-term operating lease liabilities	796	827
Other long-term liabilities	685	629
Total liabilities	10,157	8,697
Total shareholder's equity	5,157	5,003
Total liabilities and shareholder's equity	$15,314	$13,700
1 As of October 31, 2021, these line items include $1.1 billion in equal and offsetting amounts within cash and cash equivalents and short-term debt related to the Company’s cash pooling arrangements which are presented on a gross basis. This does not represent new debt to the Company.

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Ferguson plc
Condensed Consolidated Statement of Cash flows
(unaudited)

(In millions)	Three months ended October 31,
	2021	2020
Cash flows from operating activities:
Net income	$560	$335
Income from discontinued operations	(25)	(19)
Income from continuing operations	535	316
Depreciation and amortization	74	68
Stock-based compensation	19	11
Increase in inventories	(386)	(194)
Increase in trade and other receivables	(337)	(85)
(Decrease)/increase in accounts payable	(43)	96
Increase/(decrease) in other operating activities	125	(30)
Net cash (used in)/provided by operating activities of continuing operations	(13)	182
Net cash provided by operating activities of discontinued operations	—	12
Net cash (used in)/provided by operating activities	(13)	194

Cash flows from investing activities:
Purchase of businesses acquired, net	(51)	(40)
Capital expenditures	(51)	(60)
Other investing activities	(3)	32
Net cash used in investing activities of continuing operations	(105)	(68)
Net cash provided by investing activities of discontinued operations	25	13
Net cash used in investing activities	(80)	(55)

Cash flows from financing activities:
Purchase of own shares by Employee Benefit Trust	(44)	—
Purchase of treasury stock	(97)	—
Net proceeds from short-term debt[1]	1,071	957
Net cash generated from financing activities	930	957
Change in cash, cash equivalents and restricted cash	837	1,096
Effects of exchange rate changes	(6)	—
Cash, cash equivalents and restricted cash, beginning of period	1,342	2,130
Cash, cash equivalents and restricted cash, end of period[1]	$2,173	$3,226
1 In the three months ended October 31, 2021 and 2020, these lines include $1.1 billion and $1.2 billion, respectively, in equal and offsetting amounts within cash and cash equivalents and short-term debt related to the Company’s cash pooling arrangements which are presented on a gross basis. This does not represent new debt to the Company.

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Ferguson plc
Supplemental Segment Information
(unaudited)

Details of the financial performance of the Company’s business segments are set out below:

(In millions)	Revenue Q1 2022	Revenue Q1 2021[1]	Change	Adjusted operating profit[2] Q1 2022	Adjusted operating profit[2] Q1 2021[1]	Change
USA	$6,418	$5,050	+27.1%	$752	$472	+59.3%
Canada	385	322	+19.6%	34	23	+47.8%
Central costs	—	—	—	(19)	(11)	+72.7%
Continuing operations	$6,803	$5,372	+26.6%	$767	$484	+58.5%
1 The Company disposed of its UK operations on January 29, 2021. As such, the UK results have been reclassified to discontinued operations in the prior year comparative results.
2 See reconciliation of net income to adjusted operating profit from continuing operations in the non-GAAP reconciliation section. The Company uses adjusted operating profit as a measure of segment profit under U.S. GAAP.

Management evaluates organic revenue growth as it provides a consistent measure of the change in revenue year-on-year. Organic revenue growth is determined as the growth in total reported revenue excluding the growth (or decline) attributable to currency exchange rate fluctuations, trading days, acquisitions and disposals, divided by the preceding financial year’s revenue at the current year’s exchange rates.
A summary of the Company’s historical revenue and organic revenue growth is below:

	Q1 2022		Q4 2021		Q3 2021		Q2 2021		Q1 2021
	Revenue	Organic Revenue	Revenue	Organic Revenue	Revenue	Organic Revenue	Revenue	Organic Revenue	Revenue	Organic Revenue
USA	27.1%	25.2%	23.6%	23.8%	23.3%	20.1%	5.2%	3.4%	3.2%	3.3%
Canada	19.6%	13.9%	30.8%	20.1%	52.2%	35.2%	8.8%	7.9%	2.2%	3.5%
Continuing operations	26.6%	24.5%	24.0%	23.6%	24.5%	20.9%	5.4%	3.6%	3.1%	3.3%
For further details regarding organic revenue growth, visit www.fergusonplc.com on the Investors & Media page under Analyst Consensus and Resources.

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Ferguson plc
Non-GAAP Information and Reconciliations
(unaudited)

Non-GAAP items
This announcement contains certain financial information that is not presented in conformity with U.S. generally accepted accounting principles (“GAAP”). These non-GAAP measures include adjusted operating profit, adjusted operating margin, adjusted net income, adjusted diluted earnings per share, adjusted EBITDA, net debt and net debt to adjusted EBITDA ratio. The Company believes that these non-GAAP measures provide meaningful information to assist shareholders in understanding financial results and assessing performance from period to period. Management believes these measures are important indicators of operations because they exclude items that may not be indicative of our core operating results and provide a better baseline for analyzing trends in our underlying businesses. Such non-GAAP adjustments include: amortization of acquired intangible assets, restructuring charges, costs associated with the Company’s listing in the United States, gains or losses on the disposals of businesses which by their nature do not reflect primary operations and other material items deemed non-recurring in nature and/or are not a result of the Company’s primary operations. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names. These adjusted financial measures should not be considered in isolation or as a substitute for reported results. These non-GAAP financial measures reflect an additional way of viewing aspects of operations that, when viewed with U.S. GAAP results, provide a more complete understanding of the business. The Company strongly encourages investors and shareholders to review Company financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

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Reconciliation of Net income to Adjusted Operating Profit and Adjusted EBITDA

(In millions)	Three months ended October 31,
	2021	2020
Net Income	$560	$335
Minus: Income from discontinued operations (net of tax)	(25)	(19)
Add: Provision for income taxes	176	106
Add: Interest expense, net	28	28
Add: Non-GAAP adjustments[1]	1	6
Add: Amortization of acquired intangibles	27	28
Adjusted Operating Profit	767	484
Add: Depreciation/impairment of PP&E	36	32
Add: Amortization/impairment of non-acquired intangibles	11	8
Adjusted EBITDA	$814	$524

1 For both the three months ended October 31, 2021 and 2020, non-GAAP adjustments primarily relate to the Company’s listing in the United States and other business restructuring charges.

Reconciliation of Net income to Adjusted Net income and Adjusted EPS

(In millions)	Three months ended October 31,
	2021	2020
Net Income	$560	$335
Minus: Income from discontinued operations (net of tax)	(25)	(19)
Income from continuing operations	535	316
Add: Non-GAAP adjustments[1]	1	6
Add: Amortization of acquired intangibles	27	28
Add: Tax impact of non-GAAP and other adjustments	(6)	(8)
Adjusted Net Income	$557	$342

Adjusted earnings per share:
Basic	$2.52	$1.53
Diluted	$2.50	$1.52
Weighted average number of shares outstanding:
Basic	221.4	223.6
Diluted	222.7	225.6
1 For both the three months ended October 31, 2021 and 2020, non-GAAP adjustments primarily relate to the Company’s listing in the United States and other business restructuring charges.

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Net Debt : Adjusted EBITDA Reconciliation
(unaudited)
To assess the appropriateness of its capital structure, the Company’s principal measure of financial leverage is net debt to adjusted EBITDA. The Company aims to operate with investment grade credit metrics and keep this ratio within one to two times.
Net Debt
Net debt comprises bank overdrafts, bank and other loans and derivative financial instruments, excluding lease liabilities, less cash and cash equivalents.

(In millions)	October 31, 2021	October 31, 2020[2]
Long-term debt	$2,271	$2,631
Short-term debt[1]	1,356	1,484
Derivatives assets	(19)	(38)
Cash[1]	(2,166)	(3,211)
Net Debt	$1,442	$866
1 As of October 31, 2021 and 2020, these captions include $1.1 and $1.2 billion, respectively, in equal and offsetting amounts within cash and cash equivalents and short-term debt related to the Company’s cash pooling arrangements which are presented on a gross basis. This does not represent new debt to the Company.

2 A balance sheet as of October 31, 2020 has not been presented herein.
Adjusted EBITDA (Rolling 12-month)
Adjusted EBITDA is operating profit before charges/credits relating to depreciation, amortization, impairment and certain non-GAAP adjustments. A rolling 12-month adjusted EBITDA is used in the net debt to adjusted EBITDA ratio to assess the appropriateness of the Company’s financial leverage.

(In millions)	Four quarters ended as of October 31,
	2021	2020
Net income	$1,697	$1,008
Add: Net loss from discontinued operations (net of tax)	152	4
Add: Provision for income taxes	302	303
Add: Interest expense, net	89	91
Add: Other (income) loss	(1)	17
Add: Non-GAAP adjustments[1]	6	100
Add: Depreciation and amortization	304	285
Adjusted EBITDA	$2,549	$1,808
Net Debt: Adjusted EBITDA	0.6x	0.5x
1 For the 12-month period ending October 31, 2021, the non-GAAP adjustments primarily relate to costs related to the Company’s listing in the United States. For the period ending October 31, 2020, the non-GAAP adjustments primarily related to restructuring costs in response to the COVID-19 pandemic.

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